SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Corporate Taxpayer’s ID (CNPJ) No. 02.808.708/0001 -07
Corporate Registry ID (NIRE) No. 35.300.157.770

Minutes of the Board of Directors’ Meeting of Companhia de Bebidas das Américas – AmBev (“Company”), held on January 20, 2006, drawn up as a summary.

1.	Date, Time and Venue: On January 20, 2006, at 9 a.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar.

2.
Attendance: Mr. Victório Carlos De Marchi, co-chairman, and Messers. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck.

3.	Presiding Board: Chairman: Victório Carlos De Marchi; Secretary: Rodrigo Ferraz Pimenta da Cunha.

4.	Resolutions: The attending Board members resolved by unanimous vote:

4.1. Resignation of member of the Board of Officers – Deliberate and approve the resignation presented by Messers. Carlos Alves de Brito and Juan Manuel Vergara Galvis to their position as member of the Board of Directors of the Company, due to their acceptance of new positions at Inbev, thanking them for the important contribution granted by them to the Company.

4.2. Election of new member of the Board of Officers – Pursuant to the Company’s bylaws, elect: (i) in substitution of Mr. Carlos Alves de Brito, Mr. Miguel Nuno da Mata Patrício, Portuguese, married, administrator, bearer of the Identity Card No. 13.165.295-3 and enrolled with the CPF under No. 132.792.088-31, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar, to occupy the position of “Chief Executive Officer for North America”; and (ii) in substitution of Mr. Juan Manuel Vergara Galvis, Mr. Jorge Luiz Gualberti Martins da Rocha, Brazilian, married, mechanic engineer, bearer of the Identity Card No. 06056505-8 – SSP/RJ and enrolled with the CPF under No. 003890387-33, with offices in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4º andar, to occupy the position of “Executive Officer for Latin America”.

4.3. Composition of the Board of Officers – Due to the above mentioned election, the new composition of the Board of Officers is as follows: (1) Luiz Fernando Ziegler de Saint Edmond as “Chief Executive Officer for Latin America”; (2) Miguel Nuno da Mata Patrício as “Chief Executive Officer for North America”; (3) João Mauricio Giffoni de Castro Neves as “Chief Financial Officer and Investor Relations Officer”; (4) Bernardo Pinto Paiva as “Sales Executive Officer”; (5) Carlos Eduardo Klützenschell Lisboa as “Marketing Executive Officer”; (6) Jorge Luiz Gualberti Martins da Rocha as “Executive Officer for Latin America”; (7) Ricardo Bacellar Wuerkert as “People and Management Executive Officer”; (8) Pedro de Abreu Mariani as “Legal Executive Officer”; (9) Claudio Braz Ferro as “Industrial Executive Officer”; (10) Francisco de Sá Neto as “CSD E xecutive Officer”; and (11) Milton Seligman as “Corporate Affairs Executive Officer”. The term of office of the Officers will end on December 31, 2007.

5.
Closure: With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors, were duly executed. Signatures – Mr. Victório Carlos De Marchi, co-chairman, and Messers. Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira, Vicente Falconi Campos, Roberto Herbster Gusmão, José Heitor Attilio Gracioso, Luis Felipe Pedreira Dutra Leite and Johan M. J. J. Van Biesbroeck. Secretary: Rodrigo Ferraz Pimenta da Cunha.

São Paulo, January 20, 2006.

[Signatures]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.